China Pharma Holdings, Inc.

Second Floor, No. 17, Jinpan Road

Haikou, Hainan Province, China 570216

January 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	China Pharma Holdings, Inc. Registration Statement on Form S-3 Filed: January 8, 2021 File No. 333-251973

Ladies and Gentlemen:

China Pharma Holdings, Inc. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4 p.m., Eastern Time on Thursday, January 21, 2021, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the Company at hps@chinapharmaholdings.com, or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

/s/ Zhilin Li
Zhilin Li
Chief Executive Officer

cc:Elizabeth Fei Chen, Esq.